SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Zentalis Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98943L107
(CUSIP Number)

John Kaleba
Matrix Capital Management Company LP
Bay Colony Corporate Center
1000 Winter Street, Suite 4500
Waltham, MA 02451

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98943L107	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Matrix Capital Management Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,199,973 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,199,973 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,199,973 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.45%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 98943L107	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON David E. Goel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,199,973 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,199,973 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,199,973 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.45%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 98943L107	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Zentalis Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1359 Broadway, Suite 1710, New York, New York 10018.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c), (f)	This Schedule 13D is being jointly filed by (i) Matrix Capital Management Company LP (the “Investment Manager”), a Delaware limited partnership, and the investment advisor to Matrix Capital Management Master Fund, LP (the “Matrix Fund”), with respect to the shares of Common Stock held by the Matrix Fund; and (ii) Mr. David E. Goel (“Mr. Goel”), who serves as the Managing General Partner of the Investment Manager, with respect to the shares of Common Stock held by the Matrix Fund.

The Investment Manager and Mr. Goel are sometimes also referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”.

The address of the business office of each of the Reporting Persons is c/o Matrix Capital Management Company LP, Bay Colony Corporate Center, 1000 Winter Street, Suite 4500, Waltham, MA 02451.

The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the securities reported herein.

(d)-(e)	During the last five (5) years, none of the Reporting Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 98943L107	SCHEDULE 13D	Page 5 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the shares of Common Stock reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately $159,037,808 was paid to acquire the 9,199,973 shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein because they believed they were undervalued and represented an attractive investment opportunity.

Karan Takhar, a Senior Managing Director of the Investment Manager, serves on the board of directors of the Issuer.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations have covered and may cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation and corporate governance. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer’s management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s board of directors, price levels of the Common Stock, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the shares of Common Stock.

CUSIP No. 98943L107	SCHEDULE 13D	Page 6 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person.The percentages used in this Schedule 13D as of the date hereof are calculated based upon 55,913,900 shares of Common Stock reported to be outstanding in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on May 16, 2022, after giving effect to the completion of the offering, as described therein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On May 18, 2022, the Matrix Fund purchased 4,850,694 shares of Common Stock in the May 2022 Secondary Offering (as defined in Item 6) at a purchase price of $19.38 per share. Except for the transaction described in the immediately preceding sentence, there are no transactions in the Common Stock effected by the Reporting Persons during the past sixty days.

(d)	No person other than the Reporting Persons and the Matrix Fund is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Matrix Fund.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 16, 2022, the Matrix Fund entered into a lock-up agreement with the underwriters in connection with the offering of Common Stock by the Issuer described in the Issuer’s Current Report on Form 8-K filed with the SEC on May 16, 2022 (the “May 2022 Secondary Offering”) that restrict its ability to sell or transfer its shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of 90 days from the date of the Issuer’s prospectus with respect to the May 2022 Secondary Offering without the prior written consent of the representatives of the underwriters of the May 2022 Secondary Offering, subject to certain exceptions (the “Lock-Up Agreement”), the form of which is referenced as Exhibit A to this Schedule 13D (and which is incorporated by reference to Exhibit A attached to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed by the Issuer on May 16, 2022 and is incorporated herein by reference).

CUSIP No. 98943L107	SCHEDULE 13D	Page 7 of 9 Pages
The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entireties by reference to the full text of the Lock-Up Agreement which is attached hereto as Exhibit A.

Other than the Joint Filing Agreement attached as Exhibit B hereto and the Lock-Up Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 16, 2022).

Exhibit B:	Joint Filing Agreement, dated May 31, 2022.

CUSIP No. 98943L107	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 31, 2022

MATRIX CAPITAL MANAGEMENT COMPANY LP

By: /s/ David E. Goel
Name: David E. Goel
Title: Managing General Partner

/s/ David E. Goel
David E. Goel

CUSIP No. 98943L107	SCHEDULE 13D	Page 9 of 9 Pages

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13(d)-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 31, 2022

MATRIX CAPITAL MANAGEMENT COMPANY LP

By: /s/ David E. Goel
Name: David E. Goel
Title: Managing General Partner

/s/ David E. Goel
David E. Goel